12235 El Camino Real San Diego, CA 92130-3002 PHONE 858.350.2300 FAX 858.350.2399 www.wsgr.com

June 27, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549-3720

Attention:	Amanda Ravitz

Caleb French

Eric Atallah

Kevin Kuhar

Re:	Ra Medical Systems, Inc.

Draft Registration Statement on Form S-1

Submitted May 21, 2018

CIK No. 0001716621

Ladies and Gentlemen:

On behalf of our client, Ra Medical Systems, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 19, 2018 (the “Comment Letter”), relating to the above referenced confidential Draft Registration Statement on Form S-1. We are concurrently submitting this letter via EDGAR today and the draft submission no. 2 to the Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on May 21, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement confidentially submitted on May 21, 2018), all page references herein correspond to the page of the Registration Statement, as applicable.

Securities and Exchange Commission

June 27, 2018

Prospectus Summary, page 1

1.

The basis for your statement that DABRA is “cost-effective for healthcare payors and providers” is unclear. Please revise to provide support for this claim, and specifically address the lack of reimbursement codes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 4, 91, and 94 of the Registration Statement.

The Company further advises the Staff that procedures performed using DABRA, including, for example, atherectomy procedures, are reimbursable using the existing Current Procedural Terminology, or CPT, codes. The Company is not aware of any providers being denied payment under these existing CPT codes for procedures performed using DABRA. The Company believes existing CPT codes are generally adequate to cover procedures performed using DABRA, without the need to apply for separate product-specific codes, because these providers are generally reimbursed flat fees per procedure.

2.

Where you elect to highlight the lack of serious adverse events associated with your products, also disclose, if true, that your basis for this assertion is data from your pivotal study in 2017 on 64 patients, in which you measured adverse events at the time of the procedure. Disclose that you only followed 38 patients to 180 days after the study and discuss whether you assessed them for adverse events at that time. Also, if you choose to highlight the lack of serious adverse events, balance your disclosure with the disclosure on page 32 suggesting that other types of adverse events have occurred, or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 13, 33, 91, and 94 of the Registration Statement.

3.

You claim that your laser products enhance patients’ quality of life and save limbs from amputation, among other benefits. The bases for these claims appear subjective and/or speculative. Please revise to present these claims as your belief or advise if you have objective supporting evidence.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 73, and 91 of the Registration Statement.

4.

Make sure that you explain terminology to the degree necessary for an average reader to understand your products and business. While your disclosure eventually describes most terms specifically, your summary may benefit from elaboration of certain terms which may not be clear from the context, like fluoroscopy, revascularization and collimation.

Securities and Exchange Commission

June 27, 2018

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 3, 4, 74, 94, and 100 of the Registration Statement.

Our Strategy, page 2

5.	If you elect to highlight your “proprietary product technology,” revise to disclose that the lasers upon which your products are based are not covered by patents you own.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 39, and 93 of the Registration Statement.

Implications of Being an Emerging Growth Company, page 5

6.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff on a supplemental basis with all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

Risk Factors, page 12

7.

Refer to the risk factor on page 13. Clarify whether you have any reimbursement from third-party payors and how a lack thereof will impact DABRA’s marketability. Also, discuss in your business section whether you have any ongoing efforts to establish specific reimbursement codes related to DABRA treatments.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 103 of the Registration Statement.

The Company further advises the Staff that procedures performed using the Company’s products, including DABRA and Pharos, are reimbursed using existing CPT codes. As discussed in our response to comment 1, an atherectomy procedure performed using DABRA would be available for reimbursement using the existing CPT codes for atherectomy. The Company is not aware of any providers being denied payment under these existing CPT codes with respect to procedures performed with the Company’s products. The Company believes existing CPT codes are generally adequate to cover procedures performed using the Company’s products, without the need to apply for separate product-specific codes.

Securities and Exchange Commission

June 27, 2018

We face credit and compliance risk . . ., page 22

8.

It is difficult to assess the risk presented because there does not appear to be any additional disclosure about your distribution network. Please clarify the scope of the risk by discussing relevant details about your distributors’ locations or the volume of your business represented by distribution channels or other relevant information.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 23 of the Registration Statement. Further, the Company advises the Staff that (a) none of the Company’s distributors are authorized in Cuba, Iran, North Korea, Sudan, Syria, and the Crimea Region of the Ukraine and (b) that the Company has screened its distributors against the prohibited party lists and that none of its distributors are entities that are included on OFAC’s list of Specially Designated Nationals (“SDN”) or BIS’ list of Denied Persons.

We could be subject to claims based on defects . . ., page 24

9.

We note your disclosure on page 25 that you face potential liability to existing shareholders relating to past corporate transactions. Please clarify the scope of any material potential liability and discuss which “requirements of applicable law” are at issue. Also, provide us your analysis of whether the disclosed past transactions could materially impact your intended reincorporation in connection with this offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 26 and 27 of the Registration Statement.

The Company advises the Staff that it is prepared to proceed with the intended reincorporation as soon as the requisite stockholder approval is obtained, which will be provided by our controlling stockholders. The Company is implementing certain remedial actions to mitigate liability associated with the disclosed past transactions, but such actions are not expected to impact the intended reincorporation. With respect to stock issuances that were deemed invalid due to deficiencies in board approvals, the Company’s board of directors has ratified such defective stock issuances. With respect to stock issuances that were not properly documented, the Company is obtaining agreements from its stockholders that include a confirmation of the securities each stockholder holds, a release of potential claims with respect to the issuance of securities to such stockholder, and a surrender specifically of any claims to the equity of the Delaware corporation except for the shares of the Delaware corporation that such stockholder will receive in the intended reincorporation. With respect to the defective intended reverse stock split, the Company is having stockholders who held outstanding shares immediately prior to the intended reverse split contribute such shares to the capital of the Company. With respect to the communicated options that were not validly granted, the Company approved compensation to its impacted employees and other service providers to resolve potential claims, if any, related to the communicated grants of option awards and to promote retention and align employees’ interests with the long-term interests of the stockholders.

Securities and Exchange Commission

June 27, 2018

EBITDA and Adjusted EBITDA, page 75

10.	Please revise the discussion of Adjusted EBITDA limitations to describe why the loss on abandonment of facilities is included as an adjustment in the non-GAAP measure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 82 of the Registration Statement.

Critical Accounting Policies and Estimates, page 79

Stock-Based Compensation expense, page 80

11.

When pricing information for this offering is available, please tell us the significant reasons for any material differences between your last common stock fair value determination and the mid-point of the estimated IPO price range including all material positive and negative events occurring during the period which could reasonably contribute to variances in fair value.

Response: The Company respectfully acknowledges the Staff’s comment. At this time, the Company and the lead underwriters have not determined the initial public offering (“IPO”) pricing range. When the IPO pricing range is determined, the Company will supplementally provide the requested information to the Staff and update the relevant disclosure in the Registration Statement.

Business, page 84

12.

Please revise to clarify whether the various treatments address the vascular disease itself or side effects thereof. Specifically, it is not clear whether the plaque blockages are the disease or just result from the disease. In this respect, it appears that some treatments attempt to support the vein while others clear the blockage. Please revise if these differences would affect your discussion of your business and the competitive landscape.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2, 73, 91 and 93 of the Registration Statement. The Company further advises the Staff that vascular blockages can result from lower extremity vascular disease or from PAD and that DABRA is a tool to remove these vascular blockages.

DABRA, page 84

13.

We note your disclosure in the third full sentence on page 85 that your DABRA product can be used in conjunction with other treatments. Revise to disclose how often your products are used in conjunction with other treatments and balance your disclosure concerning the competitive advantages your product offers over these competing technologies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 91 and 92 of the Registration Statement.

Securities and Exchange Commission

June 27, 2018

14.	Balance your disclosure concerning the possible immunosuppressive effects of your DABRA product with your disclosure under the heading Immunotherapeutic Benefits on page 87.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 92 of the Registration Statement.

Pre-Marketing Studies, page 91

15.

Revise to clarify whether the data cited in the second paragraph regarding your DABRA study results was measured over the same timeframe as that used in the predicate device’s study, which results you also cite.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 99 of the Registration Statement.

16.	Disclose whether the lesion size and method of angiograph analysis differ meaningfully from standard practice in commercial application.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 99 of the Registration Statement.

Patents, page 96

17.	File your material confidentiality and assignment agreements, given your disclosure here and on page 43.

Response: The Company respectfully acknowledges the Staff’s comment and has filed a form of At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement entered into with its executive officers as Exhibit 10.7 hereto.

Management, page 106

18.	Clarify whether you had a person acting as your principal financial officer prior to April 2018.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 114 of the Registration Statement.

Securities and Exchange Commission

June 27, 2018

Employment Arrangements with Our Named Executive Officers, page 114

19.	We note you intend to enter into new offer letters or employment agreements with your named executive officers. File the existing agreements, and, if applicable, the new agreements, as exhibits.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will file the applicable agreements as exhibits with a future amendment of the Registration Statement.

Security ownership of certain beneficial owners and management, page 125

20.

It does not appear that selling shareholders will participate in this offering. As such, please clarify the purpose of including two columns disclosing the number of shares each beneficial owner owns. It is unclear why that number would differ before and after the offering. Also, provide the footnote disclosure suggested by the numbers following each owner’s name or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 140 and 141 of the Registration Statement.

Shares eligible for future sale, page 131

21.

Revise to clarify what “securities convertible into or exchangeable for [y]our common stock” you currently have outstanding and where disclosure concerning these securities is located in your prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 146 of the Registration Statement.

Note 2 – Significant Accounting Policies

Fair value measurements, page F-9

22.

With respect to the stock-based compensation liability, please revise the filing to disclose quantitative information about the significant unobservable inputs underlying the Level 3 fair value measurement, including the estimated fair value of your common stock, as of each balance sheet date. Refer to ASC 820-10-50-2(bbb).

Response: The Company respectfully acknowledges the Staff’s comment. As described in the response to comment 28 below, the Company has accounted for the stock-based compensation liability in accordance with the requirements of ASC 718, Compensation – Stock Compensation.

Securities and Exchange Commission

June 27, 2018

Paragraph 15-2 of ASC 820-10, Fair Value Measurement clarifies that the fair value measurements topic does not apply to the following:

a.	To accounting principles that address share-based payment transactions (this includes Subtopic 505-50 and all Subtopics in Topic 718 except for 718-40, which is within the scope of Topic 820)

As the stock-based compensation liability is accounted for in accordance with ASC 718, the fair value measurement disclosures required as part of ASC 820-10, including those related to the quantitative information about significant unobservable inputs underlying Level 3 fair value measurements as well as a reconciliation of the opening and closing balances of Level 3 fair value measurements, were not included. The Company has revised the Critical Accounting Policies on page 87 of the Registration Statement to include additional disclosure of the significant inputs used in the valuation of the stock-based compensation liability.

23.

You indicate on page F-21 that the estimated fair value of your common stock as of the date of grant is determined using recent equity issuances, if available, or if there are no recent issuances available, the valuation is estimated using both the income and market approaches. Please revise the filing to clarify if your stock-based compensation liability as of each period end was estimated based on a recent common stock valuation or a combination of the income and market approaches.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Note 11 on page F-21 of the Registration Statement.

24.	Please revise this note to provide a reconciliation of the opening and closing balances of your Level 3 fair value measurements for each balance sheet date provided. Refer to ASC 820-10-50-2(c).

Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the response included in comment 22.

Revenue Recognition

Product Sales, page F-9

25.

You discuss on page 79 that revenue from product sales is presented net of provisions for estimated charge backs, rebates, expected returns and cash discounts. Please revise this note to describe the nature and significant terms of all discounts, incentives, returns and other concessions offered to your customers. If these programs are significant, expand your critical accounting policy discussion to address the uncertainties associated with the methods, assumptions, and estimates underlying your accounting for these programs.

Securities and Exchange Commission

June 27, 2018

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that for revenue arising from product sales, there are no charge backs or rebates. The revenue from product sales is presented net of provisions for expected returns and cash discounts as described in Note 2 on page F-9 of the Registration Statement.

For all sales of devices, DABRA and Pharos, the Company has a history of nominal returns. The Company has provided a provision for expected returns for the sale of catheters used in the DABRA device which was based on its best estimate determined based on historical defect rates. The Company expects that a certain number will be returned as defective products based on the nature of the consumable. The total provision for these returns was not material.

The Company does offer certain cash discounts on the sales of their products. These cash discounts are at the discretion of the sales representatives and are negotiated at the time each product is sold. The Company believes that there is limited uncertainty associated with the methods and assumptions for calculating the provision as the amounts of the discounts are known on a transaction by transaction basis.

The Company has revised page 85 of the Registration Statement to clarify that the revenue from product sales is presented net only of expected returns and cash discounts. Furthermore, the Company has revised page 85 of the Registration Statement and Note 2 on page F-9 and F-10 of the financial statements to provide additional disclosure of the uncertainties with the methods, assumptions and estimates underlying the provision for expected returns and cash discounts.

Multiple Element Arrangements, page F-10

26.

You indicate that in cases where VSOE cannot be determined you use third-party evidence of selling price, if available, or best estimated selling price. Please revise your disclosure to provide a discussion of the significant factors, inputs, assumptions, and methods used to determine selling price. Refer to ASC 605-25-50-2(e).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 86 of the Registration Statement and Note 2 on page F-10 of the financial statements.

Lease Arrangements, page F-10

27.	Please revise to provide the disclosures required by ASC 840-10-50-4 and 840-20-50-4 for your operating leases.

Securities and Exchange Commission

June 27, 2018

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosures required by ASC 840-10-50-4 and ASC 840-20-50-4 are required if leasing, exclusive of leveraged leasing, is a significant part of the lessor’s business activities in terms of revenue, net income, or assets. In determining significance, the Company has considered both qualitative and quantitative measures.

In regards to the qualitative factors, the Company considered the nature of the leasing arrangements for which rental income is earned. Within the Dermatology segment, the Company enters into lease agreements with customers whereby the customer pays the Company a monthly rental fee for the use of the device. Typically, the term of the lease is two years and the useful life of the leased device is five years. These leases are classified as operating leases and the Company records the rental income on a straight-line basis over the lease term.

As discussed in the Management’s Discussion and Analysis section on page 73, although the Company does plan to enter into agreements to lease the Pharos devices, its primary strategy is to sell the devices. Furthermore, the Company does not have any leases of its DABRA device nor does it intend for leases of this device to be a significant part of its overall growth strategy.

As such, the Company concluded that on a qualitative basis, the leases do not form a significant part of the Company’s business activities.

The Company also considered the quantitative information in determining significance of the leases. In evaluating the quantitative information, the Company has evaluated the impact of the lease revenue as compared to total revenue as well as the total assets under lease as compared to total assets of the Company. The Company did not consider net income attributable to leasing activities as a percentage of total net income as the Company does not separately estimate the amount of net income attributable to lease income. The following table shows a comparison of the lease activities for total revenues and total assets for each period presented:

	Total		Attributable to Operating Leases		% of Total
	2017 (in ‘000s)	2016 (in ‘000s)	2017 (in ‘000s)	2016 (in ‘000s)	2017	2016
Revenue	$5,870	$5,976	$342	$45	5.8%	0.8%
Total assets	$11,269	$5,842	$224	$93	2.0%	1.6%

In evaluating the significance of the impact on total revenues, the Company has considered the guidance from section 5-03(b) of SEC Regulation S-X which requires separate presentation of classes of revenue greater than 10% of total revenue. Similarly, the Company has considered the guidance from

Securities and Exchange Commission

June 27, 2018

section 5-02.17 of SEC Regulation S-X which utilizes 5% amount for separate presentation of other assets. Although this guidance relates only to other current assets, the Company believes that it is a reasonable benchmark to assess significance of the total assets under lease.

Based on the information presented in the table above, the Company has determined that on a quantitative basis, the revenues from leasing activities and the assets held as leases were not significant in comparison to the respective totals for each period presented.

Based on the above analysis of both the qualitative and quantitative factors, the Company has determined that the operating leases of devices do not form a significant part of the Company’s activities and therefore the disclosures required by ASC 840-10-50-4 and ASC 840-20-50-4 have not been presented. The Company will continue to evaluate the significance of its leases as it relates to its business activities and if such leasing activities do become significant, the disclosures included above will be incorporated.

Note 3 – Restatement and Reclassifications, page F-15

28.	We note your disclosures relating to the accounting error surrounding the awards to Optionees. To help us better understand your revised accounting, please address the following:

•

Describe to us in detail the circumstances surrounding your issuance of awards to Optionees that were not validly authorized, including how you determined the awards were not authorized and your conclusion that the communicated awards were not outstanding options that should be accounted for pursuant to ASC 71810.

Response: The Company respectfully advises the Staff that option awards communicated to intended recipients prior to June 4, 2018 (the “Communicated Options”), were not validly authorized in accordance with applicable law as a result of non-existent or defective board approvals. Accordingly, the Company has determined that such Communicated Options were not effective and therefore never were outstanding options. Although the Communicated Options are not outstanding options, the Company believes the Communicated Options represent a contractual obligation to the impacted individuals.

As a result, as included in the December 31, 2016 and 2017, financial statements, the Company determined that the Communicated Options should not be accounted for as equity-classified option awards but instead be accounted for under the requirements of ASC 718-30 as liability-classified awards. Such awards are required to be remeasured at fair value at each reporting period.

•

Discuss for us your conclusion that your contractual obligation to the Optionees should be accounted for as a liability remeasured at each reporting date and tell us the authoritative guidance on which you based that conclusion.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Communicated Options should be accounted for as liability-classified awards under the requirements of ASC 718-30 as the Company believes the Communicated Options represent a contractual obligation to the intended recipients and should be accounted for pursuant to ASC 718.

Securities and Exchange Commission

June 27, 2018

ASC 718-10-15-3 establishes the scope of ASC 718 as follows (emphasis added):

The guidance in the Compensation—Stock Compensation Topic applies to all share-based payment transactions in which an entity acquires employee services by issuing (or offering to issue) its shares, share options, or other equity instruments or by incurring liabilities to an employee that meet either of the following conditions:

a.

The amounts are based, at least in part, on the price of the entity’s shares or other equity instruments. (The phrase at least in part is used because an award of share-based compensation may be indexed to both the price of an entity’s shares and something else that is neither the price of the entity’s shares nor a market, performance, or service condition.)

b.	The awards require or may require settlement by issuing the entity’s equity shares or other equity instruments.

The Company determined that the Communicated Options were not validly authorized in accordance with applicable law. However, the Company believes that the Communicated Options represent a contractual obligation to the intended recipients. Once this was determined, there was uncertainty as to whether these obligations would be settled through the issuance of equity, cash, or other assets. Based on these facts and the above guidance in ASC 718-10-15-3, the Company concluded that it is appropriate to account for the Communicated Options pursuant to ASC 718 because the Company had a contractual obligation to its employees that is based, at least in part, on the price of the Company’s shares or other equity instruments (i.e., the value of the Communicated Options is indexed to the price of the Company’s shares).

Since the Communicated Options themselves were not validly authorized, the Company also considered whether the criteria to establish a grant date have been met. The Glossary in ASC 718-10-20 defines a grant date, in part, as follows:

The date at which an employer and an employee reach a mutual understanding of the key terms and conditions of a share-based payment award. The employer becomes contingently obligated on the grant date to issue equity instruments or transfer assets to an employee who renders the requisite service. Awards made under an arrangement that is subject to shareholder approval are not deemed to be granted until that approval is obtained unless approval is essentially a formality (or perfunctory), for example, if management and the members of the board of directors control enough votes to approve the arrangement. Similarly, individual awards that are subject to approval by the board of directors, management, or both are not deemed to be granted until all such approvals are obtained. The grant date for an award of equity instruments is the date that an employee begins to benefit from, or be adversely affected by, subsequent changes in the price of the employer’s equity shares. […]

Securities and Exchange Commission

June 27, 2018

Although the Communicated Options were never approved by the board or a duly authorized committee, the Company determined that it did have a contractual obligation to the purported optionees for the value of the Communicated Options. As the contractual obligation can be created without action by the board of directors or its committees, the Company has determined that all the other requirements to establish a grant date have been met and therefore believes it is appropriate to conclude that a liability for the Communicated Options was established.

After determining that the Communicated Options should be accounted for under the scope of ASC 718, the Company considered if the Communicated Options should be classified as equity or as a liability. As described above, the Company believes that a contractual obligation exists with respect to the Communicated Options and the Company could have had to satisfy the obligation with cash or other assets of the Company. In addition, because the Communicated Options were not properly granted or issued, the Company could not issue additional equity grants unless they were approved pursuant to the applicable equity incentive plans and in accordance with applicable law.

ASC 718-10-25-11 states the following (emphasis added):

Options or similar instruments on shares shall be classified as liabilities if either of the following conditions is met:

a.	The underlying shares are classified as liabilities.

b.

The entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets. A cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control (such as an initial public offering) would not meet this condition until it becomes probable that event will occur.

ASC 718-10-25-15 also addresses classification based on the substantive terms of an award and states the following (emphasis added):

The accounting for an award of share-based payment shall reflect the substantive terms of the award and any related arrangement. Generally, the written terms provide the best evidence of the substantive terms of an award. However, an entity’s past practice may indicate that the substantive terms of an award differ from its written terms. For example, an entity that grants a tandem award under which an employee receives either a stock option or a cash-settled stock appreciation right is obligated to pay cash on demand if the choice is the employee’s, and the entity thus incurs a liability to the employee. In contrast, if the choice is the entity’s, it can avoid transferring its assets by choosing to settle in stock, and the award qualifies as an equity instrument. However, if an entity that nominally has the choice of settling awards by issuing stock predominately settles in cash or if the entity usually settles in cash whenever an employee asks for cash settlement, the entity is settling a substantive liability rather than repurchasing an equity instrument. In determining whether an entity that has the choice of settling an award by issuing equity shares has a substantive liability, the entity also shall consider whether:

a.

It has the ability to deliver the shares. (Federal securities law generally requires that transactions involving offerings of shares under employee share option arrangements be registered, unless there is an available exemption. For purposes of this Topic, such requirements do not, by themselves, imply that an entity does not have the ability to deliver shares and thus do not require an award that otherwise qualifies as equity to be classified as a liability.)

b.	It is required to pay cash if a contingent event occurs (see paragraphs 718-10-25-11 through 25-12).

Securities and Exchange Commission

June 27, 2018

Since the Communicated Options were not properly granted, the Company had a contractual obligation with respect to the Communicated Options, which could be settled in cash or other assets of the Company. In addition, absent the appropriate legal approvals, the Company did not have the ability to deliver shares to settle the obligations. Therefore, based on the guidance above, the Company believes it is appropriate to classify the Communicated Options as a liability. The liability related to these awards should be remeasured at the end of each reporting period until settlement (or unless otherwise replaced or modified with a legal grant of equity-classified awards as further discussed below) in accordance with ASC 718-30.

•	Clarify for us whether you have now obtained valid authorization or tell us the steps you are taking to obtain valid authorization and explain how valid authorization would change your accounting.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that subsequent to December 31, 2017, as part of the Company’s plan to settle the contractual obligations relating to the Communicated Options, the Company’s Board of Directors approved the 2018 Stock Compensation Plan (the “Compensation Plan”). The Company established a plan to issue replacement awards under the Compensation Plan to the recipients of the Communicated Options to settle any obligations with respect to the Communicated Options and to reward them for their past service and create additional incentives for them to continue their employment with the Company. The Replacement Equity Awards (as defined below) included the following:

•

An equal number of stock options as would have been subject to the Communicated Options with an exercise price equivalent to the fair value of the underlying common stock on the date of the grant. The fair value of the common stock was determined to be $28.94 after reviewing numerous factors, including an equity valuation by an independent valuation expert. These options are referred to herein as the “Stock Options.” Generally, the Stock Options vest over a three year period from the date of the grant of the Stock Options. The Stock Options granted to certain directors vest monthly over a three year period with vesting starting from January 1, 2017. The vesting of the Stock Options includes only a service based condition.

Securities and Exchange Commission

June 27, 2018

•

Restricted stock units (“RSUs,” and together with the Stock Options, the Company’s “Replacement Equity Awards”) in an amount approximating the intrinsic value that would have applied to the Communicated Options on the date of grant of the RSUs had they actually been granted and outstanding. The RSUs generally vest in tranches beginning upon expiration of the lock-up period and ending up to ten months thereafter. The vesting of the RSUs is contingent upon the Company completing its IPO and the individual’s continued service to the Company through the applicable vesting dates.

The Company’s board of directors properly approved the Replacement Equity Awards effective June 4, 2018, with respect to Stock Options and June 8, 2018, with respect to RSUs. In conjunction with the issuance of the Replacement Equity Awards, the Company is expected to obtain signed award agreements from each optionee whereby the optionee will acknowledge the terms of the Replacement Equity Awards, as well as provide a release of claims with respect to the Communicated Options. These award agreements are expected to be signed prior to June 30, 2018.

For accounting purposes, the granting of the Replacement Equity Awards was treated as a cancellation of the Communicated Options with a concurrent grant of the Replacement Awards.

Paragraph 35-8 of ASC 718-20 states the following:

Except as described in paragraph 718-20-35-2A, cancellation of an award accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a modification of the terms of the cancelled award. (The phrase offer to grant is intended to cover situations in which the service inception date precedes the grant date.) Therefore, incremental compensation cost shall be measured as the excess of the fair value of the replacement award or other valuable consideration over the fair value of the cancelled award at the cancellation date in accordance with paragraph 718-20-35-3. Thus, the total compensation cost measured at the date of a cancellation and replacement shall be the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date plus the incremental cost resulting from the cancellation and replacement.

Based on this guidance, the Company determined that the appropriate accounting is to account for issuance of the Replacement Equity Awards as a modification.

Securities and Exchange Commission

June 27, 2018

Pursuant to paragraph 35-3 of ASC 718-20 and related implementation guidance in paragraphs 55-135 through 55-138, compensation cost is measured and recognized as follows:

•

Total compensation cost is equal to (1) the fair value of the Replacement Equity Awards on the date of modification and (2) the excess, if any, of the fair value of the Replacement Equity Awards over the fair value of the liability-classified awards associated with the Communicated Options immediately before the modification.

•	Total compensation cost determined above less any previously recognized compensation cost will be recognized:

•	For the portion associated with the Stock Options, over the remaining service period.

•	For the portion associated with the RSUs, upon completion of the IPO and over the service period.

•

Because the Replacement Equity Awards meet the requirements to be classified as equity pursuant to paragraphs 25-6 through 25-18 of ASC 718-10, the amount recognized as a liability at the date of the modification will be reclassified to additional paid-in capital. Compensation cost recognized after the modification date will likewise be recorded in additional paid-in capital.

The Company has provided disclosure included in Note 9 on page F-34 of the interim condensed financial statements related to the modification and issuance of the Replacement Equity Awards.

Item 15. Recent Sales of Unregistered Securities, page II-2

29.	Revise to name the persons or identify the classes of persons to whom the securities were sold.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages II-2 and II-3 of the Registration Statement.

****

Securities and Exchange Commission

June 27, 2018

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (858) 350-2308 or mwaters@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Martin J. Waters
Martin J. Waters

cc:	Dean Irwin, Ra Medical Systems, Inc.

Andrew Jackson, Ra Medical Systems, Inc.

Zachary B. Myers, Wilson Sonsini Goodrich & Rosati, P.C.

Joshua A. Kaufman, Cooley LLP

Donald Shum, Cooley LLP

Bruce Rucks, Deloitte & Touche LLP